QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to
General Instruction II.L.
of Form F-10;
File no: 333-151781

New Issue	June 16, 2009

Prospectus Supplement to the Short Form Base Shelf Prospectus Dated July 9, 2008

TRANSCANADA CORPORATION

$1,600,200,000

50,800,000 Common Shares

        TransCanada Corporation ("TCC" or the "Corporation") is hereby qualifying the distribution (the "Offering") of 50,800,000 common shares ("Common Shares") of the Corporation. See "Details of the Offering" and "Plan of Distribution".

Price: $31.50 per Common Share

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Corporation(1)
Per Common Share	$31.50	$1.1025	$30.3975
Total(2)	$1,600,200,000	$56,007,000	$1,544,193,000

(1)
Before deducting the estimated expenses of the Offering of approximately $1,200,000. The expenses of the Offering and the Underwriters' fee will be paid from the general funds of the Corporation.

(2)
The Corporation has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable at any time until 30 days following the Offering Closing Date (as defined herein), to purchase up to an additional 7,620,000 Common Shares at the Offering price. A purchaser who acquires Common Shares forming part of the Over-Allotment Option acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation, before expenses of the Offering, will be $1,840,230,000, $64,408,050 and $1,775,821,950, respectively. See "Plan of Distribution". The distribution of the Common Shares that may be issued on the exercise of the Over-Allotment Option is also qualified under the Prospectus, as supplemented by this Prospectus Supplement.

Underwriters' Position	Maximum Size or Number of Securities Held	Exercise Period	Exercise Price
Over-Allotment Option	7,620,000	Any time until 30 days after the Offering Closing Date	$31.50

        The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "TRP". On June 15, 2009, the closing prices of the Common Shares on such exchanges were $33.64 and US$29.80, respectively. The Corporation has applied to the TSX and the NYSE to list the Common Shares offered by this Prospectus Supplement. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX and NYSE.

        It is currently anticipated that the closing date of the Offering (the "Offering Closing Date") will be on or about June 24, 2009, or such later date as the Corporation and the Underwriters may agree but in any event not later than June 30, 2009. See "Details of the Offering".

        RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc. and UBS Securities Canada Inc. (collectively, the "Underwriters"), as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued and delivered by the Corporation to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters relating to Canadian law on behalf of the Corporation by Stikeman Elliott LLP and on behalf of the Underwriters by Macleod Dixon LLP and certain legal matters relating to United States law on behalf of the Corporation by Mayer Brown LLP and on behalf of the Underwriters by Shearman & Sterling LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Certificates representing the Common Shares will be issued in registered form to CDS Clearing and Depository Services Inc. ("CDS") or its nominee and will be deposited with CDS on the Offering Closing Date. A purchaser of Common Shares will receive only a customer confirmation from a registered dealer which is a CDS participant and from or through which the Common Shares are purchased.

        Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. In certain circumstances, the Underwriters may offer the Common Shares at a price lower than the offering price specified in this Prospectus Supplement. See "Plan of Distribution".

        Investing in the Common Shares involves certain risks. See "Risk Factors" in the accompanying Prospectus and in this Prospectus Supplement.

        Each of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc. and UBS Securities Canada Inc. is a subsidiary or an affiliate of one of the Corporation's lenders and to which the Corporation is currently indebted. Consequently, the Corporation may be considered a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces and territories of Canada. The net proceeds from this Offering may be used to reduce the Corporation's indebtedness to such lenders. See "Relationship Between the Corporation and Certain of the Underwriters" and "Use of Proceeds".

        This Offering is made by a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system adopted in the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein by reference have been prepared in accordance with generally accepted accounting principles which are in effect from time to time in Canada ("Canadian GAAP"), and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. "US GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. Information regarding the impact upon the Corporation's financial statements of significant differences between Canadian and US GAAP is contained in the Corporation's audited related supplemental note entitled "Refiled Reconciliation to United States GAAP" as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at March 31, 2009 and for the three month periods ended March 31, 2009 and 2008.

        Prospective investors should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in this Prospectus Supplement or the Prospectus.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the Underwriters or experts named in the registration statement are residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

        The Common Shares have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any United States state securities commission passed upon the accuracy or adequacy of this Prospectus Supplement and the Prospectus. Any representation to the contrary is a criminal offence.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Corporation is offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder.

        Prospective investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus. The Corporation has not authorized any other person to provide prospective investors with additional or different information. If anyone provides prospective investors with different or inconsistent information, prospective investors should not rely on it. The Corporation is offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. Prospective investors should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information the Corporation has previously filed with the SEC and with the securities regulatory authority in each of the provinces and territories of Canada that is incorporated herein and in the Prospectus by reference, is accurate as of their respective dates only. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

        In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, references to "TCC" or the "Corporation" mean TransCanada Corporation and its subsidiaries and other entities owned or controlled, directly or indirectly, by TransCanada Corporation. In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada, and references to "US dollars" or "US$" are to lawful currency of the United States.

        Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus is determined using Canadian GAAP. For a discussion of the principal differences between the Corporation's financial results as calculated under Canadian GAAP and US GAAP, prospective investors should refer to the Corporation's audited related supplemental note entitled "Refiled Reconciliation to United States GAAP" as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at March 31, 2009 and for the three month periods ended March 31, 2009 and 2008 incorporated by reference in this Prospectus Supplement or in the Prospectus.

FORWARD-LOOKING INFORMATION

        This Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein include "forward-looking information" and "forward-looking statements" within the meaning of securities laws, including the "safe harbour" provisions of the Securities Act (Ontario), the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended. All forward-looking information and forward-looking statements are based on the Corporation's current beliefs as well as assumptions made by and information currently available to the Corporation and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, economic conditions, commitments and technological developments. Forward-looking information and forward-looking statements may be identified by the use of words like "believes", "intends", "expects", "may", "will", "should", or "anticipates", or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

        The risks and uncertainties of the Corporation's business, including those discussed and incorporated by reference in the Prospectus and the Annual Information Form (as defined herein) and as described under "Risk Factors" and elsewhere herein, could cause the Corporation's actual results and experience to differ materially from the anticipated results or other expectations expressed. The material assumptions in making these forward-looking statements are disclosed in the MD&A (as defined herein and as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein and in the Prospectus) under the headings "Pipelines — Opportunities and Developments", "Pipelines — Business Risks", "Pipelines — Outlook", "Energy — Opportunities and Developments", "Energy — Business Risks", "Energy — Outlook", "Corporate — Outlook" and "Risk Management and Financial Instruments". In addition, the Corporation bases forward-looking information and forward-looking statements on assumptions about future events which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking information and forward-looking statements and should be aware that events described in the forward-looking information and forward-looking statements set out in this Prospectus Supplement and the Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Prospectus may not occur.

        The Corporation cannot assure prospective investors that its future results, levels of activity and achievements will occur as the Corporation expects, and neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information and forward-looking statements. Except as required by law, the Corporation has no obligation to update or revise any forward-looking information or forward-looking statement, whether as a result of new information, future events or otherwise.

EXCHANGE RATES

        The following table sets out certain exchange rates based upon the noon buying rate in Toronto, Ontario as reported by the Bank of Canada. The rates are set out as US dollars per Cdn.$1.00 and are the inverse of the rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

	Year Ended December 31,				12 Months Ended March 31,
	2008		2007		2009		2008
High for the period	US$	1.0289	US$	1.0908	US$	1.0206	US$	1.0905
Low for the period	US$	0.7711	US$	0.8437	US$	0.7692	US$	0.8467
End of period	US$	0.8166	US$	1.0120	US$	0.7935	US$	0.9729
Average for the period(1)	US$	0.9441	US$	0.9376	US$	0.8955	US$	0.9586

(1)
Average represents the average of the rates on the last day of each month during the period.

        On June 16, 2009, the inverse of the noon buying rate quoted by the Bank of Canada for Canadian dollars was Cdn.$1.00 per US$0.8828.

WHERE TO FIND MORE INFORMATION

        The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This Prospectus Supplement and the Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and in the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete and, in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        The Corporation files annual and quarterly financial information, material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that TCC has filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Prospective investors may read and copy any document TCC has filed with the SEC at the SEC's public reference room in Washington D.C. and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents the Corporation has filed with the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system at www.sec.gov. Reports and other information about the Corporation may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Prospectus only for the purposes of the distribution of the Common Shares offered hereby (including any Common Shares issued pursuant to the Over-Allotment Option). Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details.

        The following documents of the Corporation, which are filed by the Corporation with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the Prospectus:

  (a)
  Audited comparative consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, the notes thereto, and the auditors' report thereon;

  (b)
  Management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2008 (the "MD&A");

  (c)
  Audited related supplemental note entitled "Refiled Reconciliation to United States GAAP" as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, the notes thereto, and the auditors' report thereon;

  (d)
  Annual Information Form for the year ended December 31, 2008 dated February 23, 2009 (the "Annual Information Form");

  (e)
  Management Proxy Circular dated February 23, 2009 for the 2009 annual meeting of shareholders held May 1, 2009;

  (f)
  Unaudited interim comparative consolidated financial statements as at March 31, 2009 and for the three month periods ended March 31, 2009 and 2008, and the notes thereto;

  (g)
  Management's discussion and analysis of financial condition and results of operations as at and for the three month period ended March 31, 2009; and

  (h)
  Unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at March 31, 2009 and for the three month periods ended March 31, 2009 and 2008.

        Any documents of the type referred to above, any material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports subsequently filed by the Corporation with securities regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus for the purposes of this Offering. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com. In addition, any similar documents filed by the Corporation with the SEC in the Corporation's periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this Prospectus Supplement, shall be deemed to be incorporated by reference into this Prospectus Supplement and the registration statement of which this Prospectus Supplement forms a part, if and to the extent expressly provided in such reports. The Corporation's periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC's web site at www.sec.gov.

        Any statement contained in the Prospectus, this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference in the Prospectus or this Prospectus Supplement for the purposes of the Offering shall be deemed to be modified or superseded, for the purposes of the Prospectus and this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the Prospectus or this Prospectus Supplement, except as so modified or superseded.

RECENT DEVELOPMENTS

Keystone Pipeline System

        On June 16, 2009, the Corporation announced that it has reached an agreement to become the sole owner of the Keystone Pipeline System ("Keystone") through the acquisition of ConocoPhillips' remaining interest in the project for approximately US$550 million plus the assumption of US$200 million of short term debt. The purchase price reflects ConocoPhillips' capital contributions to date and includes an allowance for funds used during construction. The Corporation will also assume responsibility for ConocoPhillips' share of the capital investment required to complete the project, resulting in an incremental commitment of approximately US$1.7 billion through the end of 2012. The transaction is expected to close in third quarter 2009, subject to the receipt of certain regulatory approvals.

        When completed, Keystone will be one of the largest oil delivery systems in North America with the capacity to deliver 1.1 million barrels per day. Keystone has secured long-term commitments for 910,000 barrels per day for an average term of approximately 18 years, which represents approximately 83% of the commercial design of the system. It is anticipated that Keystone will also move incremental volumes for customers on a short-term basis or under additional long-term contracts.

        The first phase of Keystone is currently under construction. It will extend 3,456 kilometres (2,148 miles) from Hardisty, Alberta to U.S. midwest markets. It will have an initial nominal capacity of 435,000 barrels per day and serve markets in Wood River and Patoka, Illinois. Commissioning of this segment is expected to commence in late 2009 with commercial operations to follow in early 2010. The line will subsequently be expanded to a nominal capacity of 590,000 barrels per day and extend to Cushing, Oklahoma. Commissioning of the Cushing segment is expected to commence in late 2010.

        Keystone is also currently seeking the necessary regulatory approvals in Canada and the United States to construct and operate an expansion and extension of the pipeline system that will provide additional capacity of 500,000 barrels per day from Western Canada to the U.S. Gulf Coast in 2012. The Keystone expansion will extend 2,720 kilometres (1,690 miles) from Hardisty, Alberta to a delivery point near existing terminals in Port Arthur, Texas. Construction of the expansion facilities is anticipated to commence in 2010 following the receipt of the necessary regulatory approvals.

        The total capital cost of Keystone is expected to be approximately US$12 billion. Approximately US$2.7 billion has been invested to date with the remaining US$9.3 billion to be invested between now and the end of 2012. Capital costs related to the construction of Keystone are subject to a capital cost risk and reward sharing mechanism with Keystone's customers.

Guadalajara Pipeline in Mexico

        The Corporation announced on May 7, 2009 that it was the successful bidder on a contract to build, own and operate a US$320 million pipeline in Mexico. The project is supported by a 25 year contract for its entire capacity with Comisión Federal de Electricidad, Mexico's state-owned electric company. The proposed Guadalajara Pipeline will follow a 310 kilometre (193 mile) route from a liquefied natural gas terminal under construction near Manzanillo on Mexico's Pacific Coast to Guadalajara, the second largest city in Mexico. The 30 inch diameter pipeline will be capable of transporting 500 million cubic feet per day ("MMcf/d") of natural gas. The majority of the capital expenditures for the pipeline are expected to be made in 2010 with a targeted in-service date of March 2011.

Sale of North Baja Pipeline to TC PipeLines, LP

        The Corporation has entered into an agreement to sell North Baja Pipeline, LLC ("North Baja") to TC PipeLines, LP (the "Partnership"). As part of the transaction, an affiliate of the Corporation, TC PipeLines GP, Inc., agreed to amend its incentive distribution rights with the Partnership. The aggregate consideration to be received from the Partnership includes a combination of cash and common units of the Partnership totalling approximately US$395 million. The Corporation will receive approximately US$200 million in cash and 6,371,680 common units of the Partnership. Upon completion of this transaction, expected in early third quarter of 2009, the Corporation's ownership of the Partnership will increase to 42.6%.

        The Corporation acquired the North Baja pipeline system in 2004 and will continue to operate the pipeline following the transfer of ownership to the Partnership. The system consists of a 128 kilometre (80 mile) natural gas pipeline that extends from southwestern Arizona to a point on the California/Mexico border and connects with a natural gas pipeline system in Mexico. The North Baja pipeline system consists of 30 and 36 inch diameter pipelines with a capacity of 600 MMcf/d.

Alaska Pipeline Project

        On June 11, 2009, the Corporation announced that it and ExxonMobil Corporation reached an agreement to work together on an Alaskan gas pipeline. The Alaska pipeline project, as described below, has an initial forecasted capital cost of US$26 billion. TransCanada Alaska Company, LLC ("TransCanada Alaska") and subsidiaries of Foothills Pipe Lines Ltd. ("Foothills") will remain the licensees under the Alaska Gasline Inducement Act ("AGIA") and the Corporation will continue as the primary point of contact with the State of Alaska and the general public for the project. As the Corporation and ExxonMobil Corporation work together with the goal of successfully advancing the pipeline project, the AGIA contract obligations of the Corporation to the State of Alaska will remain unaffected.

        In November 2007, TransCanada Alaska and Foothills jointly submitted an application under AGIA to build a 4.5 billion cubic feet per day, 48 inch diameter natural gas pipeline running approximately 2,700 kilometres (1,700 miles) from a new natural gas treatment plant at Prudhoe Bay on Alaska's North Slope to Alberta, Canada with a liquid natural gas option to deliver gas supplies to a liquefaction facility at Valdez, Alaska. In December 2008, TransCanada Alaska and Foothills were awarded the AGIA license after prevailing in an open and transparent competitive bid process and receiving the approval of the Alaska legislature. The Corporation has moved forward with project development and commercial work to conclude an initial binding open season by July 2010.

Bruce Power

        The Corporation has previously stated the Bruce A Power, L.P. ("Bruce Power") Units 1 and 2 restart project costs were likely to be approximately $3.4 billion. The Corporation's current view is that costs may exceed that amount by up to 10%. Given cost and timing trends and life extensions for the various Bruce A units, it is the Corporation's view that the restart project will yield an unlevered after-tax return in excess of 10% to the Corporation. Units 1 and 2 are expected to return to service by the end of 2010. Bruce Power management continues to review the restart project capital costs and schedule.

USE OF PROCEEDS

        The net proceeds to the Corporation from the Offering will be approximately $1,544,193,000 after deducting the Underwriters' fee of $56,007,000 and before deducting expenses of the Offering. If the Underwriters exercise the Over-Allotment Option in full, the net proceeds from the Offering will be approximately $1,775,821,950 after deducting the Underwriters' fee of $64,408,050 and before deducting expenses of the Offering. The expenses of the Offering and the Underwriters' fee will be paid from the general funds of the Corporation. The net proceeds of the Offering will be used to partially fund capital projects of the Corporation, including the acquisition of the additional interest in the Keystone Pipeline System, as described under "Recent Developments", for general corporate purposes and to repay short-term indebtedness. Proceeds may be invested in short-term deposits or securities, including of or with the Underwriters or their affiliates, pending such use.

CONSOLIDATED CAPITALIZATION

        Other than the effect of changes in foreign currency exchange rates on US dollar denominated loans, there have been no material changes in the share and loan capital of the Corporation on a consolidated basis from March 31, 2009 to the date of this Prospectus Supplement. After giving effect to the Offering, the shareholders' equity of the Corporation will increase by the amount of the net proceeds of the Offering and the issued and outstanding Common Shares will increase by 50,800,000 shares. In the event of the exercise in full of the Over-Allotment Option, the shareholders' equity of the Corporation will increase by an additional $231,628,950 and the number of issued and outstanding Common Shares will increase by an additional 7,620,000 shares.

PRIOR SALES

        The following table summarizes the issuances of Common Shares from May 31, 2008 to the date of this Prospectus Supplement.

Date of Issuance	Description of Transaction	Number of Common Shares	Price per Common Share
November 25, 2008	Prospectus Offering	35,075,000	$33.00
May 31, 2008 to June 16, 2009	Stock Option Plan	987,965	$22.08	(1)
May 31, 2008 to June 16, 2009	Dividend Reinvestment and Share Purchase Plan	6,446,770	$33.26	(2)

(1)
Weighted average exercise price.

(2)
Weighted average market price in the five days before dividend payment less a 3% discount (effective commencing with the dividend paid on January 30, 2009, and prior thereto, a 2% discount), pursuant to the terms of the plan.

TRADING PRICE AND VOLUME

        The Common Shares are listed for trading on the TSX and the NYSE under the symbol "TRP". The following table shows the monthly range of high and low prices per Common Share, the total monthly volumes, and the average daily volumes of Common Shares traded on the TSX for each month from June 2008 and for the period that commences on June 1, 2009 and terminates on June 16, 2009.

Month	Price per Common Share ($) Monthly High	Price per Common Share ($) Monthly Low	Common Shares Total Monthly Volume	Common Shares Average Daily Volume
June 2008	40.71	37.79	34,833,031	1,658,716
July 2008	39.99	36.47	35,668,563	1,621,298
August 2008	40.65	38.50	28,550,772	1,427,539
September 2008	40.60	35.95	49,809,072	2,371,861
October 2008	39.26	29.42	69,562,035	3,161,911
November 2008	37.45	30.29	46,435,859	2,321,793
December 2008	34.50	31.53	43,677,420	2,079,877
January 2009	35.00	32.08	29,712,401	1,414,876
February 2009	34.24	29.61	30,316,886	1,590,362
March 2009	32.29	28.86	53,753,101	2,443,323
April 2009	30.76	29.34	35,458,519	1,688,501
May 2009	32.86	29.68	36,231,746	1,811,587
June 1 to 16, 2009	34.40	32.52	15,524,968	1,293,747

DETAILS OF THE OFFERING

        The Offering consists of 50,800,000 Common Shares at a price of $31.50 per Common Share and up to an additional 7,620,000 Common Shares at the same price if the Underwriters exercise the Over-Allotment Option in full. The Common Shares will be issued on the Offering Closing Date pursuant to the Underwriting Agreement (as defined herein) and on the closing of the exercise of the Over-Allotment Option, if applicable. For a summary of the material attributes and characteristics of the Common Shares and certain rights attaching thereto, see "Description of the Securities Being Distributed — Common Shares" in the Prospectus.

        The Common Shares must be purchased or transferred through a participant in the CDS depository service ("CDS Participant"). The Corporation will cause a global certificate or certificates representing any newly issued Common Shares to be delivered to, and registered in the name of, CDS or its nominee. All rights of holders of Common Shares must be exercised through, and all payments or other property to which such holder of Common Shares, as the case may be, is entitled, will be made or delivered by CDS or the CDS Participant through which the holder of Common Shares holds such Common Shares. Each person who acquires Common Shares will receive only a customer confirmation of purchase from the registered dealer from or through which the Common Shares are acquired in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the Common Shares.

PLAN OF DISTRIBUTION

        Pursuant to an underwriting agreement (the "Underwriting Agreement") dated June 16, 2009 between the Corporation and the Underwriters, the Corporation has agreed to sell an aggregate of 50,800,000 Common Shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Corporation, each as a principal, such Common Shares on the Offering Closing Date. The Underwriting Agreement provides that the Corporation will pay the Underwriters a fee of $1.1025 per Common Share issued and sold by the Corporation, for an aggregate fee payable by the Corporation of $56,007,000, in consideration of their services in connection with the Offering. The Underwriters' fee is payable on the Offering Closing Date.

        The Corporation has granted to the Underwriters the Over-Allotment Option exercisable at any time until 30 days following the Offering Closing Date to purchase up to an additional 7,620,000 Common Shares at a price of $31.50 per Common Share. A purchaser who acquires Common Shares forming part of the Over-Allotment Option acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation, before expenses, will be $1,840,230,000, $64,408,050 and $1,775,821,950, respectively. The distribution of the Common Shares that may be issued on the exercise of the Over-Allotment Option is also qualified under the Prospectus, as supplemented by this Prospectus Supplement.

        The terms of the Offering were established through negotiations between the Corporation and the Underwriters.

        The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Common Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Common Shares, provided that, if the aggregate number of Common Shares not purchased is less than or equal to 10% of the aggregate number of Common Shares agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Common Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves. The Underwriters are, however, obligated to take up and pay for all Common Shares if any Common Shares are purchased under the Underwriting Agreement.

The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

        The Underwriters propose to offer the Common Shares initially at the public offering price specified on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Common Shares offered by this Prospectus Supplement at the price specified herein, the offering price may be decreased and may be further changed from time to time to an amount not greater than that specified on the cover page of this Prospectus Supplement, and the compensation realized by the Underwriters will accordingly also be reduced.

        Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

        The Corporation has applied to the TSX and the NYSE to list the Common Shares. Listing is subject to the Corporation fulfilling all the listing requirements of the TSX and NYSE.

        This Offering is being made concurrently in all the provinces and territories of Canada and in the United States pursuant to the multi-jurisdictional disclosure system adopted in the United States. The Common Shares will be offered in Canada and the United States through the Underwriters either directly or, if applicable, through their respective Canadian or United States registered broker-dealer affiliates.

        The Corporation has agreed that, subject to certain exceptions, it shall not issue or agree to issue any Common Shares or other securities convertible into, or exchangeable for, Common Shares prior to 90 days after the Offering Closing Date without the prior consent of RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc., on their own behalf and on behalf of the Underwriters, which consent shall not be unreasonably withheld. This 90 day period may be extended under certain circumstances.

        Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        The net proceeds from the Offering may be used to repay short-term indebtedness of the Corporation or may be invested in short-term deposits or securities, including of or with the Underwriters or their affiliates. See "Relationship Between the Corporation and Certain of the Underwriters" and "Use of Proceeds". Because more than 10% of the proceeds of the Offering, not including underwriting compensation, may be received by affiliates of the Underwriters, the Offering is being conducted in compliance with Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5110(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, as the Offering is of a class of equity securities for which a "bona fide independent market," as defined by the FINRA rules, exists as of the date of the filing of the Corporation's registration statement and as of the effective date thereof.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN OF THE UNDERWRITERS

        RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc. and UBS Securities Canada Inc. are, directly or indirectly, subsidiaries of certain lenders (the "Lenders") which have extended or have committed to extending credit facilities (collectively, the "Facilities") to the Corporation or its affiliates. Accordingly, the Corporation may be considered to be a "connected issuer" of such Underwriters under applicable securities legislation. The current Facilities consist of a TransCanada PipeLines Limited ("TCPL") $2.0 billion syndicated committed revolving term facility and certain other bank demand facilities amounting to $600 million; a TC PipeLines, LP US$725 million syndicated amended and restated committed revolving credit and term loan agreement; a TransCanada PipeLine USA Ltd. US$1.0 billion syndicated committed term and revolving credit facility; a TransCanada Keystone Pipeline, LP US$1.0 billion committed revolving extendable, expandable credit facility; a Northern Border Pipeline Company US$250 million syndicated committed revolving amended and restated credit agreement, and a Trans-Québec and Maritimes Pipeline Inc. $90.5 million committed term and revolving credit facility. The Corporation is in compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any material breach by the Corporation of those agreements since the Facilities were established. Neither the financial position of the Corporation nor the value of any security granted under the Facilities has changed substantially and adversely since the indebtedness under the Facilities was incurred. None of the Lenders have been or will be involved in the decision to offer the Common Shares and none have been or will be involved in the determination of the terms of any distribution of Common Shares. Proceeds from the sale of Common Shares may be used to reduce indebtedness which the Corporation or its subsidiaries may have with one or more Lenders which are related to an Underwriter or may be invested in short-term deposits or securities, including of or with the Underwriters or their affiliates. See "Use of Proceeds".

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

        In the opinion of Stikeman Elliott LLP, counsel to the Corporation, the following is, as of the date of this Prospectus Supplement, a fair summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Tax Act") to a purchaser who acquires Common Shares pursuant to this Offering and who, for purposes of the Tax Act, deals at arm's length and is not affiliated with the Corporation and holds the Common Shares as capital property (a "Holder").

        This summary is not exhaustive of all possible income tax considerations applicable to an investment in Common Shares. The income and other tax consequences of acquiring, holding or disposing of Common Shares will vary depending on the holder's particular circumstances, including the province or territories of Canada in which the holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Common Shares. Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in Common Shares based on their particular circumstances.

Residents of Canada

        The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is resident in Canada. Certain persons resident in Canada to whom the Common Shares would not otherwise constitute capital property may elect, in certain circumstances, to have the Common Shares, and all other Canadian securities held by such persons, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Persons considering making such election should first consult their own tax advisors.

        This summary is not applicable to: (i) a Holder that is a "financial institution" (as defined in the Tax Act) for purposes of the "mark-to-market rules"; (ii) a Holder, an interest in which is a "tax shelter investment" for the purposes of the Tax Act; or (iii) a Holder that has made a functional currency reporting election under the Tax Act. Such Holders should consult their own tax advisors having regard to their particular circumstances.

Taxation of Dividends

        Dividends received or deemed to be received on a Common Share will be included in computing a Holder's income for purposes of the Tax Act. Dividends received by a Holder who is an individual will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that the Corporation designates the dividends as "eligible dividends" within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. The Corporation has designated all dividends paid by it after December 31, 2005 to be "eligible dividends" unless otherwise notified. Dividends received by a Holder that is a corporation will normally be deductible in computing its taxable income. If a Holder is a "private corporation" or a "subject corporation" (as defined in the Tax Act), the Holder may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on such dividends to the extent that such dividends are deductible in computing the Holder's taxable income.

Disposition of Common Shares

        Upon a disposition or a deemed disposition of a Common Share (other than to the Corporation or on a tax deferred transaction), the Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Holder. The cost to the Holder of a Common Share acquired pursuant to this Offering generally will be averaged with the adjusted cost base of all other Common Shares held at that time by the Holder as capital property for purposes of determining the adjusted cost base of each such share to the Holder.

        One half of any such capital gain (a "taxable capital gain") realized by a Holder will be required to be included in computing the Holder's income, and one half of any such capital loss (an "allowable capital loss") realized by a Holder may normally be deducted against taxable capital gains realized by the Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains realized by an individual (other than certain specified trusts) may be subject to alternative minimum tax.

        If the Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a Common Share by the Holder may be reduced by the amount of dividends received or deemed to have been received by the Holder on such Common Shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Common Shares.

        If the Holder is a "Canadian-controlled private corporation" (as defined in the Tax Act), the Holder may also be liable to pay a 6 2/3% refundable tax on certain investment income, including taxable capital gains, but not including taxable dividends that are deductible in computing taxable income.

Non-Resident Holders

        The following section summarizes the principal Canadian federal income tax considerations generally applicable to a Holder if:

  •
  at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, the Holder is not resident or deemed to be resident in Canada;

  •
  the Holder does not use or hold (and will not use or hold) and is not deemed to use or hold the Common Shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere; and

  •
  the Holder's shares do not constitute "taxable Canadian property" for purposes of the Tax Act.

        Provided that the Common Shares are listed on a designated stock exchange (which includes the TSX) at a particular time, the Common Shares generally will not constitute taxable Canadian property to a Holder at that time unless, at any time during the five year period immediately preceding that time, 25% or more of the issued shares of any class or series of the Corporation's capital stock were owned by the Holder, by persons with whom the Holder did not deal at arm's length or by the Holder and any such persons. A Holder's Common Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Taxation of Dividends

        Dividends on the Common Shares paid or credited or deemed under the Tax Act to be paid or credited to the Holder generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the "Treaty"), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. Under the Treaty, dividends paid to certain religious, scientific, charitable and similar tax exempt organizations and certain pension organizations that are resident, and exempt from tax, in the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, the Corporation will not be required to withhold tax from dividends paid to such organizations. Qualifying organizations that fail to follow the required administrative procedures will have to file a claim for refund to recover any amounts withheld.

Disposition of Common Shares

        A Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares.

Certain United States Federal Income Tax Considerations

General

        In the opinion of Mayer Brown LLP, counsel to the Corporation with respect to United States federal income tax, the following summary describes the material United States federal income tax consequences relating to an investment in the Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. The Corporation will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment relating to investment in the Common Shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

        This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and each investor is urged to consult its own tax advisor regarding its specific tax situation. The summary applies only to holders who hold Common Shares as "capital assets" (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

  •
  insurance companies;

  •
  regulated investment companies and real estate investment trusts;

  •
  tax-exempt organizations;

  •
  broker-dealers;

  •
  traders in securities that elect to mark to market;

  •
  banks or other financial institutions;

  •
  investors whose functional currency is not the US dollar;

  •
  United States expatriates;

  •
  investors that hold the Common Shares as part of a hedge, straddle or conversion transaction;

  •
  holders that purchase or otherwise acquire Common Shares other than through this Offering; or

  •
  holders that own, directly, indirectly, or constructively 10.0% or more of the Corporation's total combined voting stock.

        Further, this summary does not address the alternative minimum tax consequences of an investment in Common Shares or the indirect consequences to holders of equity interests in entities that own the Common Shares. In addition, this summary does not address the state, local and foreign tax consequences of an investment in the Common Shares. Each investor should consult its own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of the Common Shares in its particular circumstances.

        An investor is a "United States holder" if it is a beneficial owner of Common Shares and is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

  •
  an estate, the income of which is subject to United States federal income tax regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

        If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Common Shares should consult their own tax advisors.

Dividends on Common Shares

        Dividends paid by the Corporation to a United States holder with respect to Common Shares (including amounts withheld in respect of any Canadian withholding taxes) generally will be taxable to such United States holder as ordinary dividend income when such United States holder receives the dividend, actually or constructively, to the extent paid out of the Corporation's current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income ("QDI"), non-corporate United States holders, including individuals, of the Common Shares will generally pay tax on such dividends received at a maximum rate of 15% until taxable years beginning after December 31, 2010, provided certain holding period requirements and other conditions are satisfied. Assuming the Corporation is not and does not become a passive foreign investment company (as discussed below), dividends paid by the Corporation will be QDI if the Corporation is a qualified foreign corporation ("QFC") at the time the dividends are paid. The Corporation believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid by it to be QDI for United States federal income tax purposes. Dividends in excess of the Corporation's current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such United States holder's tax basis in the Common Shares. Any dividends in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the United States holder held the Common Shares for more than one year. Dividends paid by the Corporation generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

        Subject to certain limitations, a United States holder may be entitled to a credit or deduction against its United States federal income taxes for the amount of any Canadian taxes that are withheld from dividend distributions made to such United States holder. The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the United States holder to any foreign country or United States possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends received with respect to the Common Shares will be treated as foreign source income and generally will constitute "passive category income" or "general category income" for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and United States holders may be subject to various limitations on the amount of foreign tax credits that are available. The Corporation therefore urges prospective purchasers to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

        The amount of any cash dividend paid in Canadian dollars will equal the US dollar value of the dividend, calculated by reference to the exchange rate in effect at the time the dividend is includable in income by the United States holder, regardless of whether the payment is in fact converted to US dollars at that time. Generally, a United States holder should not recognize any foreign currency gain or loss if such Canadian dollars are converted into US dollars on the date includable in income. If the Canadian dollars are not converted into US dollars on the date includable in income, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Canadian dollars. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

Sale, Exchange or Other Disposition of Common Shares

        A United States holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the Common Shares measured by the difference between the amount received and the United States holder's tax basis in the Common Shares. Any gain or loss will be long-term capital gain or loss if the Common Shares have been held for more than one year and will generally be United States source gain or loss. Long-term capital gains of non-corporate United States holders, including individuals, will be eligible for reduced tax rates, at a maximum of 15%, until taxable years beginning after December 31, 2010. A holder's ability to deduct capital losses is subject to limitations.

        For cash-basis United States holders who receive foreign currency in connection with a sale, exchange or other disposition of Common Shares, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such Common Shares as determined on the settlement date of such sale, exchange or other disposition. Accrual-basis United States holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other disposition of Common Shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis United States holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale, exchange or other disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale, exchange or other disposition of Common Shares.

Passive Foreign Investment Company Rules

        United States holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if the Corporation is, or were to become, a passive foreign investment company ("PFIC") for United States federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually based on the facts and circumstances in existence at such time and consequently may be subject to change, the Corporation does not believe that the Corporation is, nor does the Corporation expect to become, a PFIC for United States federal income tax purposes. However, the matter is not free from doubt. The Corporation urges holders to consult their own tax advisors regarding the adverse tax consequences of owning the Common Shares were it to be or become a PFIC and making certain elections designed to lessen those adverse consequences.

Backup Withholding and Information Reporting

        In general, dividends on Common Shares, and payments of the proceeds of a sale, exchange or other disposition of Common Shares, paid to a United States holder within the United States or through certain United States-related financial intermediaries, are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28% unless the holder is a corporation or other exempt recipient, or provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

        Backup withholding is not an additional tax. A holder generally will be allowed a credit of the amount of any backup withholding against its United States federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder's income tax liability by timely filing a refund claim with the IRS.

ELIGIBILITY FOR INVESTMENT

        In the opinion of Stikeman Elliott LLP, counsel to the Corporation, and Macleod Dixon LLP, counsel to the Underwriters, provided that the Common Shares are listed on a designated stock exchange (which includes the TSX) at a particular time, and subject to the provisions of any particular registered plan, the Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans, registered education savings plans and tax-free savings accounts. However, the holder of a tax-free savings account that governs a trust which holds Common Shares will be subject to a penalty tax if the holder does not deal at arm's length with the Corporation for the purposes of the Tax Act or if the holder has a significant interest (within the meaning of the Tax Act) in the Corporation or a corporation, partnership or trust with which the Corporation does not deal at arm's length for the purposes of the Tax Act.

RISK FACTORS

        An investment in the Common Shares offered hereunder involves certain risks. In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, and in the documents incorporated by reference herein and therein, prospective purchasers of Common Shares should consider carefully the risk factors set forth below, as well as the risk factors referenced in the accompanying Prospectus under the heading "Risk Factors" and in the documents incorporated by reference therein.

Market Price

        The market price of the Common Shares may fluctuate due to a variety of factors relating to the Corporation's business, including announcements of new developments, fluctuations in the Corporation's operating results, sales of the Common Shares in the marketplace, failure to meet analysts' expectations, the impact of any public announcements made in regard to this Offering, general market conditions or the worldwide economy. In recent years, the Common Shares and stock markets in Canada and the United States have experienced significant price fluctuations, which may have been unrelated to the operating performance of the Corporation or the affected companies. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation's performance.

Dividends

        Dividends to be paid by the Corporation may fluctuate. The board of directors of the Corporation reviews the financial performance of the Corporation quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter. Currently, the Corporation's payment of dividends on its Common Shares is funded primarily from dividends the Corporation receives as the sole common shareholder of TCPL. Provisions of various trust indentures and credit arrangements to which TCPL is a party restrict TCPL's ability to declare and pay dividends to the Corporation under certain circumstances, and, if such restrictions apply, they may, in turn, have an impact on the Corporation's ability to declare and pay dividends on its Common Shares.

Development Projects and Acquisitions

        The Corporation continues to focus on expanding its business through greenfield development projects and acquisitions. The development and construction of the Corporation's greenfield projects is subject to execution and capital cost risks, including risks relating to regulatory approvals, third party opposition, cost escalations, construction delays, shortages of raw materials or skilled labour, and capital constraints. Such risks may have an adverse impact on the Corporation's business, financial condition, results of operations and cash flows.

        With respect to acquisitions, there can be no assurance that the Corporation will identify suitable transactions or that it will have access to sufficient resources, through its credit facilities, the capital markets or otherwise, to pursue and complete any identified acquisition opportunities on a timely basis and at a reasonable cost. Any acquisition proposed by the Corporation would be subject to normal commercial risks that the transaction may not be completed on the terms negotiated, on time, or at all. An unavoidable level of risk remains regarding potential undisclosed or unknown liabilities relating to any acquisition. The existence of such undisclosed liabilities may have an adverse impact on the Corporation. Further, there can be no assurance that the Corporation will be successful in integrating any acquisition or that the commercial opportunities or operational synergies of any acquisition will be realized as expected.

LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with the Common Shares offered hereby will be passed upon on behalf of the Corporation by Stikeman Elliott LLP and on behalf of the Underwriters by Macleod Dixon LLP. Certain legal matters relating to United States law in connection with the Common Shares offered hereby will be passed upon on behalf of the Corporation by Mayer Brown LLP and on behalf of the Underwriters by Shearman & Sterling LLP. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Stikeman Elliott LLP.

INTEREST OF EXPERTS

        As at the date of this Prospectus Supplement, the partners and associates of Stikeman Elliott LLP and Mayer Brown LLP, as a group, and the partners and associates of Macleod Dixon LLP as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2008, KPMG LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of Alberta of the Institute of Chartered Accountants of Alberta and the standards of the SEC.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The Corporation's auditors are KPMG LLP, Chartered Accountants, Calgary, Alberta.

        The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, and Toronto, Ontario.

AUDITORS' CONSENT

        We have read the prospectus supplement of TransCanada Corporation (the "Corporation") dated June 16, 2009 relating to the sale and issue of common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2008 and 2007, and the consolidated statements of income, comprehensive income, accumulated other comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. Our report is dated February 23, 2009. We also consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the directors of the Corporation on the related supplemental note entitled "Refiled Reconciliation to United States GAAP" as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008. Our report is dated February 23, 2009 (except as to Note 1 which is as of June 12, 2009).

Calgary, Canada June 16, 2009	(Signed) "KPMG LLP" Chartered Accountants

TRANSCANADA CORPORATION

$3,000,000,000

Common Shares
First Preferred Shares
Second Preferred Shares
Subscription Receipts

        TransCanada Corporation ("TCC" or the "Corporation") may from time to time offer common shares ("Common Shares"), first preferred shares ("First Preferred Shares"), second preferred shares ("Second Preferred Shares") and subscription receipts ("Subscription Receipts") (collectively, Common Shares, First Preferred Shares, Second Preferred Shares and Subscription Receipts are referred to herein as the "Securities") having an aggregate offering price of up to $3,000,000,000 (or the equivalent in US dollars or other currencies) during the 25 month period that this short form base shelf prospectus, including any amendments hereto, remains valid (the "Offering").

        The specific terms of any offering of Securities will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable: (i) in the case of Common Shares, the number of shares offered and the offering price; (ii) in the case of First Preferred Shares and Second Preferred Shares, the designation of the particular series, the number of shares offered, the offering price, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms; and (iii) in the case of Subscription Receipts, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares, First Preferred Shares or Second Preferred Shares, as the case may be, and any other specific terms. A Prospectus Supplement may include other terms pertaining to the Securities that are not prohibited by the parameters set forth in this prospectus.

        All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

        The issued and outstanding Common Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TRP". There is no market through which the First Preferred Shares, Second Preferred Shares or Subscription Receipts may be sold and purchasers may not be able to resell any First Preferred Shares, Second Preferred Shares or Subscription Receipts purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See the "Risk Factors" section of the applicable Prospectus Supplement.

        The Corporation may sell the Securities to or through underwriters purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter or agent, as the case may be, engaged by TCC in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the proceeds to TCC, any fees, discounts or other compensation payable to underwriters or agents, and any other material terms of the plan of distribution.

        This Offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted in the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. Information regarding the impact upon the Corporation's financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in the Corporation's audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007.

        Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

        These Securities have not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

The date of this prospectus is July 9, 2008.

Forward-Looking Information

        This prospectus (and any Prospectus Supplement) and the documents incorporated by reference in this prospectus include "forward-looking information" and "forward-looking statements" within the meaning of securities laws, including the "safe harbour" provisions of the Securities Act (Ontario), the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended. All forward-looking information and forward-looking statements are based on the Corporation's current beliefs as well as assumptions made by and information currently available to the Corporation and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking information and forward-looking statements may be identified by the use of words like "believes", "intends", "expects", "may", "will", "should", or "anticipates", or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

        The risks and uncertainties of the Corporation's business, including those discussed and incorporated by reference in this prospectus and the Annual Information Form (as defined herein) as described under "Risk Factors", could cause TCC's actual results and experience to differ materially from the anticipated results or other expectations expressed. The material assumptions in making these forward-looking statements are disclosed in the MD&A (as hereinafter defined, as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein) under the headings "Pipelines — Opportunities and Developments", "Pipelines — Business Risks", "Energy — Opportunities and Developments", "Energy — Business Risks" and "Risk Management and Financial Investments". In addition, the Corporation bases forward-looking information and forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking information and forward-looking statements and should be aware that events described in the forward-looking information and forward-looking statements set out in this prospectus (and any Prospectus Supplement) and the documents incorporated by reference in this prospectus may not occur.

        The Corporation cannot assure prospective investors that its future results, levels of activity and achievements will occur as the Corporation expects, and neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information and forward-looking statements. Except as required by law, the Corporation assumes no obligation to update or revise any forward-looking information or forward-looking statement, whether as a result of new information, future events or otherwise.

Where to Find More Information

        The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each time the Corporation sells Securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this prospectus.

        The Corporation files annual and quarterly financial information and material change reports and other material with the securities commission or similar regulatory authority in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that TCC has filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Prospective investors may read and copy any document TCC has filed with the SEC at the SEC's public reference room in Washington D.C. and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents the Corporation has filed with the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system at www.sec.gov. Reports and other information about the Corporation may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Enforceability of Civil Liabilities

        The Corporation is a corporation incorporated under and governed by the Canada Business Corporations Act. Some of the directors and officers of the Corporation, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. TCC has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of the directors and officers of the Corporation and experts under the United States federal securities laws. TCC has been advised by its Canadian counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. TCC has also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed TransCanada Power Marketing Ltd. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of securities under this prospectus.

Documents Incorporated by Reference

        Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC in the United States.

        The following documents of the Corporation filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and the SEC are incorporated by reference in this prospectus:

  (a)
  Audited comparative consolidated financial statements as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, the notes thereto, and the auditors' report thereon;

  (b)
  Management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2007 (the "MD&A");

  (c)
  Audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, the notes thereto, and the auditors' report thereon;

  (d)
  Management's report on internal control over financial reporting, dated February 25, 2008 and the auditors' report thereon;

  (e)
  Comments by auditors for United States readers on Canada-United States reporting differences, dated February 25, 2008;

  (f)
  Annual information form for the year ended December 31, 2007 dated February 25, 2008 (the "Annual Information Form");

  (g)
  Management proxy circular dated February 22, 2007 for the 2007 annual and special meeting of shareholders held April 27, 2007;

  (h)
  Management proxy circular dated February 25, 2008 for the 2008 annual meeting of shareholders held April 25, 2008;

  (i)
  Unaudited interim comparative consolidated financial statements as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007, and the notes thereto;

  (j)
  Management's discussion and analysis of financial condition and results of operations as at and for the three-month period ended March 31, 2008;

  (k)
  Unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007; and

  (l)
  Material change report dated April 10, 2008 relating to the Corporation's pending acquisition of all of the membership interests of KeySpan-Ravenswood, LLC from National Grid plc.

        Any documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by the Corporation with securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com. In addition, any similar documents filed by the Corporation with the SEC in the Corporation's periodic report on Form 6-K or annual report on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. The Corporation's periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC's web site at www.sec.gov.

        Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

        Upon a new annual information form and the related annual financial statements being filed by the Corporation with and, where required, accepted by the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form, the previous annual financial statements and accompanying management's discussion and analysis, all interim financial statements and accompanying management's discussion and analysis and material change reports filed by the Corporation prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder.

        The Corporation will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransCanada Corporation, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

        Prospective investors should rely only on the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this prospectus forms a part. The Corporation has not authorized anyone to provide prospective investors with different or additional information. The Corporation is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

About This Prospectus

        In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada, and references to "US dollars" or "US$" are to lawful currency of the United States.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any Prospectus Supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time in Canada, referred to as "Canadian GAAP." "US GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between the Corporation's financial results as calculated under Canadian GAAP and US GAAP, prospective investors should refer to the Corporation's audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities offered thereunder.

TransCanada Corporation

        TCC was incorporated pursuant to the provisions of the Canada Business Corporations Act on February 25, 2003 in connection with a plan of arrangement which established TCC as the parent company of TransCanada PipeLines Limited ("TCPL"). The arrangement was approved by TCPL common shareholders on April 25, 2003 and, following court approval and the filing of Articles of Arrangement, the arrangement became effective May 15, 2003. Pursuant to the arrangement, the common shareholders of TCPL exchanged each of their TCPL common shares for one Common Share of TCC. The debt securities and preferred shares of TCPL remained obligations and securities of TCPL. TCPL continues to hold the assets it held prior to the arrangement and continues to carry on business as the principal operating subsidiary of the TCC group of entities. TCC does not hold any material assets directly other than the common shares of TCPL and notes receivable from certain of TCC's subsidiaries. TCC's head and registered office is located at 450 - 1st Street S.W., Calgary Alberta, Canada, T2P 5H1.

        TCC, through TCPL, operates primarily in two business segments: Pipelines and Energy. The Pipelines segment of TCC's business is principally comprised of TCPL's pipelines in Canada, the United States and Mexico and its regulated natural gas storage operations in the United States. The Energy segment of TCC's business includes TCPL's power operations in Canada and the United States, non-regulated natural gas storage business in Canada and liquefied natural gas projects in Canada and the United States.

Consolidated Capitalization

        Other than the effect of changes in foreign currency exchange rates on US dollar denominated loans, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since March 31, 2008.

Use of Proceeds

        Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, the Corporation intends to use the net proceeds from the sale of Securities to repay indebtedness and/or to, directly or indirectly, finance future growth opportunities. Specific information about the use of net proceeds will be set forth in a Prospectus Supplement. The Corporation may invest funds which the Corporation does not immediately use. Such investments may include short-term marketable investment grade securities. The Corporation may, from time to time, issue securities (including debt securities) other than pursuant to this prospectus.

Description of the Securities Being Distributed

        The Corporation is authorized to issue an unlimited number of Common Shares, of which 578,022,239 were issued and outstanding as of June 30, 2008, and an unlimited number of First Preferred Shares and Second Preferred Shares issuable in series, of which none are outstanding as of June 30, 2008. No Subscription Receipts were issued and outstanding as of June 30, 2008.

        The following description of each of the Common Shares, First Preferred Shares, Second Preferred Shares and Subscription Receipts is a summary of certain of their material attributes and characteristics which does not purport to be complete. The terms and conditions set forth in this section will apply, as applicable, to each Common Share, First Preferred Share, Second Preferred Share and Subscription Receipt unless otherwise specified.

Common Shares

        The Common Shares entitle the holders thereof to one vote per share at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, whether as a class or a series, and to any other class or series of shares of TCC which rank prior to the Common Shares, entitle the holders thereof to receive: (i) dividends if, as and when declared by the board of directors of TCC out of the assets of TCC properly applicable to the payment of the dividends in such amount and payable at such times and at such place or places as the board of directors of TCC may from time to time determine; and (ii) the remaining property of TCC upon a dissolution.

        The Corporation has a shareholders' rights plan (the "Rights Plan") that is designed to encourage the fair treatment of shareholders in connection with any takeover bid for the Corporation. Rights issued under the Rights Plan become exercisable when a person (subject to certain exceptions), and any related parties, acquires or announces the intention to acquire 20% or more of the Corporation's outstanding Common Shares without complying with certain provisions set out in the Rights Plan or without approval of the board of directors of the Corporation. Should such an acquisition occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase Common Shares essentially at a 50% discount to the market price at that time. For further particulars, reference should be made to the Rights Plan, a copy of which may be obtained on request without charge from the Corporate Secretary of TCC, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1 (telephone (403) 920-2000).

First Preferred Shares

        Subject to certain limitations, the board of directors of TCC may, from time to time, issue First Preferred Shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The First Preferred Shares, as a class, have, among others, provisions to the effect set forth below.

        The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference over the Common Shares, the Second Preferred Shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of TCC in the event of a liquidation, dissolution or winding up of TCC.

        Except as provided by the Canada Business Corporations Act or as referred to below, the holders of the First Preferred Shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders' meetings. The holders of any particular series of First Preferred Shares will, if the directors of TCC so determine prior to the issuance of such series, be entitled to such voting rights as may be determined by the directors if TCC fails to pay dividends on that series of preferred shares for any period as may be so determined by the directors.

        The provisions attaching to the First Preferred Shares as a class may be modified, amended or varied only with the approval of the holders of the First Preferred Shares as a class. Any such approval to be given by the holders of the First Preferred Shares may be given by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at a meeting or adjourned meeting of such holders.

Second Preferred Shares

        The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are substantially identical to those attaching to the First Preferred Shares, except that the Second Preferred Shares are junior to the First Preferred Shares with respect to the payment of dividends, repayment of capital and the distribution of assets of TCC in the event of a liquidation, dissolution or winding up of TCC.

Subscription Receipts

        The Subscription Receipts may be offered separately or together with the Common Shares, First Preferred Shares or Second Preferred Shares, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement that will be entered into at the time of issuance of the Subscription Receipts.

        The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the subscription receipt agreement will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation.

        The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

  •
  the number of Subscription Receipts;

  •
  the price at which the Subscription Receipts will be offered;

  •
  the procedures for the exchange of the Subscription Receipts into Common Shares, First Preferred Shares or Second Preferred Shares, as the case may be;

  •
  the number of Common Shares, First Preferred Shares or Second Preferred Shares, as the case may be, that may be exchanged upon exercise of each Subscription Receipt;

  •
  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  •
  terms relating to the holding and release or return of the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  •
  material income tax consequences of owning the Subscription Receipts; and

  •
  any other material terms and conditions of the Subscription Receipts.

Certain Income Tax Considerations

        The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a resident of Canada or who is a non-resident of Canada of the acquisition, ownership and disposition of any Securities offered thereunder, including whether the payment of dividends will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain material United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

Plan of Distribution

        The Corporation may sell the Securities: (i) through underwriters purchasing as principals; (ii) directly to one or more purchasers pursuant to applicable statutory exemptions; or (iii) through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices.

        The Prospectus Supplement relating to each offering of Securities will identify each underwriter or agent, as the case may be, and will also set forth the terms of that offering, including the type of Security being offered, the purchase price of such Security, the proceeds to the Corporation, any underwriters' or agents' fees, commissions or other items constituting underwriters' or agents' compensation, any public offering price, and any concessions or discounts allowed or reallowed or paid by any underwriters to others. Only underwriters or agents so named in the Prospectus Supplement are deemed to be underwriters or agents, as the case may be, in connection with the Securities offered thereby.

        In connection with the sale of the Securities, underwriters may receive compensation from the Corporation in the form of commissions, concessions or discounts. Any such commissions may be paid out of the general funds of the Corporation or the proceeds of the sale of the Securities.

        Under agreements which may be entered into by the Corporation, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof.

        The applicable Prospectus Supplement will set forth the intention of any underwriters or agents who participate in the distribution of the Securities to over-allot or effect transactions which stabilize, maintain, or otherwise affect the Security's price at a higher level than that which might exist in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Risk Factors

        Prospective purchasers of Securities should consider carefully the risk factors contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

        Discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation's annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

Legal Matters

        Certain matters relating to the issue and sale of the Securities will be passed upon on behalf of the Corporation by Stikeman Elliott LLP, as to matters of Canadian law, and Mayer Brown LLP, as to matters of United States law. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Stikeman Elliott LLP.

Auditors, Transfer Agent and Registrar

        The auditors of the Corporation are KPMG LLP, Chartered Accountants, Calgary, Alberta.

        The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

Interest of Experts

        As at the date of this prospectus, the partners and associates of Stikeman Elliott LLP and Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2007, KPMG LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of Alberta and the standards of the SEC.

Experts

        The audited comparative consolidated financial statements of the Corporation as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 and the notes thereto, the audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, Chartered Accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Documents Filed as Part of the Registration Statement

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consents of KPMG LLP; consent of Stikeman Elliott LLP; consent of Mayer Brown LLP; and powers of attorney from directors and officers of the Corporation.

QuickLinks

TABLE OF CONTENTS
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
FORWARD-LOOKING INFORMATION
EXCHANGE RATES
WHERE TO FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
RECENT DEVELOPMENTS
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
PRIOR SALES
TRADING PRICE AND VOLUME
DETAILS OF THE OFFERING
PLAN OF DISTRIBUTION
RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN OF THE UNDERWRITERS
CERTAIN INCOME TAX CONSIDERATIONS
ELIGIBILITY FOR INVESTMENT
RISK FACTORS
LEGAL MATTERS
INTEREST OF EXPERTS
AUDITORS, TRANSFER AGENT AND REGISTRAR
AUDITORS' CONSENT
Table of Contents
Forward-Looking Information
Where to Find More Information
Enforceability of Civil Liabilities
Documents Incorporated by Reference
About This Prospectus
TransCanada Corporation
Consolidated Capitalization
Use of Proceeds
Description of the Securities Being Distributed
Certain Income Tax Considerations
Plan of Distribution
Risk Factors
Legal Matters
Auditors, Transfer Agent and Registrar
Interest of Experts
Experts
Documents Filed as Part of the Registration Statement